Exhibit 99.1
Media Release

FOR IMMEDIATE RELEASE

New Phase 2 Clinical Trial Results Continue to Demonstrate Potential Clinical Benefit of IMV’s DPX-Survivac in Combination with Merck’s Keytruda in Patients with DLBCL

Complete radiologic responses linked to T cell activity observed in two of first six evaluable patients

IMV to host investor conference call and webcast on June 12, 2019 at 8:00 am ET

Dartmouth, Nova Scotia; June 12, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced updated data from the ongoing investigator-sponsored SPiReL Phase 2 clinical trial assessing IMV’s lead candidate, DPX-Survivac, in combination with intermittent low dose cyclophosphamide and Merck’s checkpoint inhibitor Keytruda® (pembrolizumab). The trial is designed to evaluate the safety and efficacy of the combination immunotherapy in patients with persistent or recurrent/refractory diffuse large B-cell lymphoma (DLBCL).

At the first “on treatment” assessment, five of the first six patients demonstrated clinical benefit, including four patients with tumor regressions. Two patients reached a complete radiological response, one a partial response, and two had stable disease while on study. In addition, the combination continued to demonstrate an acceptable safety profile.

“We are highly encouraged by the level of activity that we are observing with the combination of DPX-Survivac and Keytruda in these patients with DLBCL,” said Frederic Ors, IMV’s Chief Executive Officer. “We believe that the clinical benefits the SPiReL trial has yielded thus far, and the data linking this antitumor activity with the T cell responses, support DPX-Survivac’s novel mechanism of action and our combination immunotherapy approach. We will continue working with our partners to advance this clinical study towards improving the lives of patients with difficult-to-treat cancers who need better treatment options.”

Updated SPiReL Data Highlights:

At the time of data cut-off for this analysis, 11 patients were enrolled in the trial. Efficacy data from the first six evaluable patients are based on modified Cheson criteriai:

  Two patients achieved a complete radiological response

    These patients have shown the best survivin specific T cell responses to DPX- Survivac among the analyzed samples

    One patient with a Complete Response (CR) has completed the one-year study period

  One patient achieved a Partial Response (PR) at first “on treatment” scan

  Two patients have reached stable disease

i Cheson, B.D.,, Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J., . . . and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403

    Each of these patients has remained progression free for six and eight months while on treatment

  One patient with bulky disease progressed at first scan

  Two subjects are not evaluable, coming off trial at day 7 and day 28

  The treatment combination appears to be well-tolerated with only 2 serious adverse events related to treatment (low white blood count and low neutrophil count)

  Radiological results from three additional patients are pending

The ICML abstract was published on June 12, 2019 via the 15-ICML ABSTRACT BOOK, a supplement to Hematological Oncology with first author Neil Berinstein, MD, FRCPC, ABIM Haematologist at the Odette Cancer Centre, Sunnybrook Health Sciences Centre and Affiliate Scientist at Sunnybrook Research Institute. Dr. Berinstein will be available at the ICML conference to discuss the results.

IMV will host a conference call and webcast to discuss the SPIREL results today, Wednesday, June 12, 2019, at 8:00 a.m. ET. Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (International) using the conference ID: 9685423. Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and made available on the IMV website for 30 days following the call.

About DLBCL

Diffuse large B-cell lymphoma (DLBCL) is the most frequent type of malignant lymphoma worldwide and accounts for approximately one third of all non-Hodgkin lymphomas. In the United States, it is estimated that nearly 25,000 new cases of DLBCL will be diagnosed in 2019. As many as 30% of all patients with DLBCL who either fail to respond to or show a relapse to initial therapies are reported to have a poor outcome and require more therapeutic options.

About the SPiReL Study

SPiReL (DPX-Survivac with Low Dose Cyclophosphamide administered with Pembrolizumab in Patients with persistent or Recurrent/refractory Diffuse Large B-Cell Lymphoma) is a Phase 2 non-randomized, multi-centre, open-label study. Primary Investigator Dr. Neil Berinstein is leading the trial, which is expected to enroll 25 evaluable participants whose recurrent DLBCL expresses survivin, a tumor antigen expressed in of the majority of DLBCL tumors. The study’s primary endpoint is to document the objective response rate. Secondary objectives include measuring tumor regression and documenting the toxicity profile and durations of response. In addition, investigators will perform analyses to assess circulating antigen specific immune responses and changes in tumor-infiltrating T cell immune responses within the tumor microenvironment. They also plan to assess potential biomarkers of immune and clinical response.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable T cell activation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. IMV has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac.

The U.S. Food and Drug Administration (FDA) has provided Fast Track designation to DPX-Survivac as maintenance therapy in advanced ovarian cancer. In addition, the FDA and European Medicines Agency (EMA) have granted orphan drug designation status in the ovarian cancer indication. Investigators are currently evaluating DPX-Survivac in multiple Phase 2 clinical trials.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.comand on EDGAR at www.sec.gov/edgar.

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Contacts for IMV Inc:

Media:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163
E: andreacohen@sambrown.com

Investor Relations:

Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext :1042
M: (514) 617-9481
E: mjasmin@imv-inc.com